FOR IMMEDIATE RELEASE

ENTERRA ENERGY COMPLETES REORGANIZATION

Calgary, November 26, 2003 – Enterra Energy Corp. ("Enterra") (Nasdaq: EENC and TSX: ENT) is pleased to announce the successful reorganization of Enterra into Enterra Energy Trust (the "Trust"). The trust units will trade on the TSX under the symbol "ENT.UN" and on Nasdaq under the symbol "EENCD" effective this Friday November 28, 2003. The letter "D" in the "EENCD" symbol will be used only for the first week of trading and then the units will resume trading under the symbol "EENC". Prior to commencement of trading, the common shares of Enterra will continue to trade under the trading symbol "ENT" on the TSX and "EENC" on Nasdaq, however, settlement of such trades will be made in trust units.

On November 24, 2003 the plan to reorganize Enterra into Enterra Energy Trust received approval at the special meeting of shareholders of Enterra and the approval of the Court of Queen's Bench of Alberta. The reorganization was completed on November 25, 2003.

Pursuant to the Plan of Arrangement, holders of Enterra common shares have received two trust units (or two exchangeable shares, if elected) for each Enterra common share held.

As a result, the Trust currently has issued and outstanding a total of 18,951,556 trust units.

The Trust’s policy of monthly distributions will begin with a distribution of US$0.10 per trust unit in January of 2004. The first distribution will be paid on January 15, 2004 for unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

The record date is the day on which the Trust looks at its records to determine its unitholders of record. Only unitholders of record have the right to receive a distribution. The ex-distribution date (which is two days prior to the record date) is the day by which investors must have purchased units in the Trust in order to receive a distribution. For example, if an investor buys a trust unit one day before the ex-distribution date, that investor will receive a distribution, but not if the trust unit was purchased on or after the ex-distribution date. Alternatively, if an investor wants to sell a trust unit and still receive a distribution that has been declared, the investor needs to sell on or after the ex-distribution date.

Based upon the current forward market for commodity prices, the level of cash distribution expected for the first quarter of 2004 would be as follows:

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit ($US)
December 31	December 29	January 15	$0.10
January 31	January 29	February 15	$0.10 (*)
February 29	February 27	March 15	$0.10 (*)

(*) Estimates based upon current market outlook and may be subject to change.

As previously announced, Mr. Luc Chartrand has become the President and Chief Executive Officer of Enterra Energy Trust. Mr. Reg Greenslade, formerly the President and Chief Executive Officer of Enterra Energy Corp., and Mr. Thomas Jacobsen, previously the Chief Operating Officer of Enterra Energy Corp., have resigned as officers of Enterra Energy Corp. However, Mr. Greenslade will remain as Chairman of the Board of Directors of Enterra Energy Trust. All stock options outstanding with Enterra Energy Corp. have been exercised as a result of the trust conversion. Both Mr. Greenslade and Mr. Chartrand have indicated that they may sell a portion of their holdings in the Trust in order to cover the costs and tax incurred on the exercise of their stock options. However, they will continue to hold a material interest in Enterra Energy Trust.

Certain information set forth in this document, including management’s assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Trust will derive therefrom. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company contacts: Investor Relations:
Enterra Energy Trust The Equity Group Inc.

Reg J. Greenslade Linda Latman 212/836-9609

Chairman of the Board 403/213-2507 Sarah Torres, 212/836-9611

Luc Chartrand www.theequitygroup.com

President and CEO 403/213-2502

www.enterraenergy.com